Exhibit 99.1

VINCI COMPASS ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING HELD ON JUNE 30, 2025

Rio de Janeiro, June 30, 2025 - Vinci Compass Investments Ltd. (NASDAQ: VINP) announces that the resolutions as set out in its Notice of Annual General Meeting dated June 2, 2025, were duly passed at its Annual General Meeting held today. Shareholders of record at the close of business on May 30, 2025, Eastern time (the “Record Date”) were entitled to attend and vote on the proposals set forth in the written notice of the meeting distributed commencing on June 2, 2025 to all our shareholders of record as of the Record Date. The results of the vote are as follows:

Financial Statements

The Company’s financial statements and the auditor’s report for the fiscal year ended December 31, 2024 were approved and ratified.

Other Approvals

The change of the name of the Company from Vinci Partners Investments Ltd. to Vinci Compass Investments Ltd. was approved.

The replacement of the current Memorandum and Articles of Association of the Company in their entirety, with immediate effect, with the Amended and Restated Memorandum and Articles in the form made available to investors on the Investor Relations section of the Company’s website and on the website of the U.S. Securities and Exchange Commission, was also approved.

Shares and votes

Only holders of record of the Company’s Class A Shares, with a par value of US$0.00005 per share, holders of record of the Company’s Class B Shares, with a par value of US$0.00005 per share and holders of record of the Company’s Series A Convertible Preferred Shares, with a par value of US$ 0.00005, in each case as of the close of business on the Record Date were entitled to attend and vote at the Meeting. As of the close of business on the Record Date, there were in total 48,778,420 Class A Shares, 14,466,239 Class B Shares and 100,000 Series A Convertible Preferred Shares.

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of March 2025, Vinci Compass had R$305 billion in assets under management and advisory.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Kate Thompson / Tim Ragones

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Latin America Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240